UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

TERAWULF Inc.
(Name of Issuer)

Common stock, par value $0.001 per share
(Title of Class of Securities)

88080T 104
(CUSIP Number)

Stammtisch Investments LLC 9 Federal Street Easton, Maryland 21601 (410) 770-9500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 23, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88080T 104	SCHEDULE 13D	Page 2 of 10

1	NAME OF REPORTING PERSON Stammtisch Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,124,121
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 26,124,121
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,124,121 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.1% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Based on 173,342,334 shares of common stock, par value $0.001 per share (“Common Stock”), of TeraWulf Inc. (the “Issuer”) issued and outstanding as of February 13, 2023, as set forth in the Issuer’s Registration Statement on Form S-3, dated February 14, 2023. Aggregate amount beneficially owned includes 12,000,000 warrants, exercisable at any time at the option of the holder thereof for an equal number of fully paid and non-assessable shares of the Issuer’s Common Stock.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 3 of 10

1	NAME OF REPORTING PERSON Paul B. Prager
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 56,057,284
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 41,789,725
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,057,284 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.3% (2)
14	TYPE OF REPORTING PERSON IN

(2)

Based on 173,342,334 shares of Common Stock of the Issuer, issued and outstanding as of February 13, 2023, as set forth in the Issuer’s Registration Statement on Form S-3, dated February 14, 2023. Aggregate amount beneficially owned includes 14,579,365warrants, exercisable at any time at the option of the holder thereof for an equal number of fully paid and non-assessable shares of the Issuer’s Common Stock.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 4 of 10

1	NAME OF REPORTING PERSON Lucky Liefern LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 654,706
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 654,706
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 654,706
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4% (3)
14	TYPE OF REPORTING PERSON OO

(3)	Based on 173,342,334 shares of Common Stock of the Issuer, issued and outstanding as of February 13, 2023, as set forth in the Issuer’s Registration Statement on Form S-3, dated February 14, 2023.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 5 of 10

1	NAME OF REPORTING PERSON Heorot Power Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 375,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 375,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 375,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% (4)
14	TYPE OF REPORTING PERSON IN

(4)	Based on 173,342,334 shares of Common Stock of the Issuer, issued and outstanding as of February 13, 2023, as set forth in the Issuer’s Registration Statement on Form S-3, dated February 14, 2023.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 6 of 10

1	NAME OF REPORTING PERSON Somerset Operating Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,510,638
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 8,510,638
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,510,638
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9% (5)
14	TYPE OF REPORTING PERSON OO

(5)	Based on 173,342,334 shares of Common Stock of the Issuer, issued and outstanding as of February 13, 2023, as set forth in the Issuer’s Registration Statement on Form S-3, dated February 14, 2023.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 7 of 10

1	NAME OF REPORTING PERSON Allin WULF LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,125,260
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 6,125,260
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,125,260
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5% (6)
14	TYPE OF REPORTING PERSON OO

(6)

Based on 173,342,334 shares of Common Stock of the Issuer, issued and outstanding as of February 13, 2023, as set forth in the Issuer’s Registration Statement on Form S-3, dated February 14, 2023.Aggregate amount beneficially owned includes 2,579,365 warrants, exercisable at any time at the option of the holder thereof for an equal number of fully paid and non-assessable shares of the Issuer’s Common Stock.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 8 of 10

Item 1. Security and Issuer.

This Amendment No. 7 (“Amendment No. 7”) amends and supplements the original Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on December 23, 2021, as amended by Amendment No. 1 thereto, filed with the Commission on March 15, 2022, Amendment No. 2 thereto, filed with the Commission on September 2, 2022, Amendment No. 3 thereto, filed with the Commission on October 4, 2022, Amendment No. 4 thereto, filed with the Commission on October 14, 2022, Amendment No. 5 thereto, filed with the Commission on December 16, 2022 and Amendment No. 6 thereto, filed with the Commission on February 3, 2023 (the “Schedule 13D”) and is filed by (i) Stammtisch Investments LLC, a Delaware limited liability company (“Stammtisch”), (ii) Mr. Paul B. Prager, (iii) Lucky Liefern LLC (“Lucky Liefern”), (iv) Heorot Power Holdings LLC (“Heorot”), (v) Somerset Operating Company, LLC (“Somerset”) and (vi) Allin WULF LLC (“Allin WULF”) (each, a “Reporting Person” and, collectively, the “Reporting Persons”), relating to the shares of the common stock, par value $0.001 per share (the “Common Stock”), of TeraWulf Inc. (formerly known as Telluride Holdco, Inc.), a Delaware corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the meaning set forth in the Schedule 13D. The Amendment No. 7 is being filed to (i) disclose the exercisability of the 12,000,000 warrants held by Stammtisch and the 1,190,476 warrants held by Allin WULF, and the corresponding beneficial ownership over the shares underlying such warrants, and (ii) the receipt by Allin WULF of 2,157,006 shares of Common Stock upon conversion of $853,912.33 of convertible notes of the Issuer.

Item 2. Identity and Background.

No material change.

Item 3. Source and Amount of Funds or Other Consideration.

On February 23, 2023, the Issuer’s stockholders approved the Share Increase Amendments. As a result, the 12,000,000 Exchange Warrants held by Stammtisch and the 1,190,476 Allin WULF Warrants became exercisable.

On November 25, 2022, Allin WULF purchased $853,912.33 of convertible notes from the Issuer (the “Convertible Notes”). Three business days after the approval of the Share Increase Amendments, the aggregate principal amount of the Convertible Notes promissory notes and accrued but unpaid interest thereon was converted into 2,157,006 shares of Common Stock in accordance with the terms of the Convertible Notes. References to, and descriptions of, the Convertible Note set forth above are not intended to be complete and are qualified in their entirety by reference to the full text of the Convertible Note, which is filed as Exhibit 37 and is incorporated into this Schedule 13D by reference.

Item 4. Purpose of Transaction.

The information set forth under Item 3 above is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended as follows:

References to percentage ownerships of the Common Stock in this Schedule 13D are based on 173,342,334 shares of Common Stock of the Issuer, issued and outstanding as of February 13, 2023, as set forth in the Issuer’s Registration Statement on Form S-3, dated February 14, 2023.

(a)	and (b)

(i)	As of the date of this Schedule 13D, Stammtisch may be deemed to be the beneficial owner of 26,124,121 shares of the Common Stock (approximately 15.1% of the Common Stock), all of which it holds directly. Stammtisch may be deemed to have sole voting and dispositive power with respect to such shares of the Common Stock.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 9 of 10

(ii)	As of the date of this Schedule 13D, Mr. Paul B. Prager may be deemed to be the beneficial owner of 56,057,284 shares of the Common Stock (approximately 32.3% of the Common Stock). Of such 56,057,284 shares of the Common Stock, Mr. Paul B. Prager has a beneficial ownership interest with respect to 26,124,121 shares of the Common Stock by virtue of his position as the sole manager and president of Stammtisch, 654,706 shares of the Common Stock by virtue of his position as the managing member of Lucky Liefern, 375,000 shares of the Common Stock by virtue of his position as the sole managing member of Heorot, 8,510,638 shares of the Common Stock by virtue of his position as the sole managing member of Somerset, 6,126,260 shares of the Common Stock by virtue of his position as the sole managing member of Allin WULF and 14,267,559 shares of the Common Stock owned by various individuals, trusts and limited liability companies by virtue of irrevocable voting proxies executed by such individuals, trusts and limited liability companies in favor of Mr. Paul B. Prager. Mr. Paul B. Prager may be deemed to have sole voting power with respect to 56,057,284 shares of the Common Stock and sole dispositive power with respect to 41,789,725 shares of the Common Stock. Mr. Paul B. Prager disclaims beneficial ownership of all such shares of the Common Stock.
(iii)	As of the date of this Schedule 13D, Lucky Liefern may be deemed the beneficial owner of 654,706 shares of the Common Stock (approximately 0.4% of the Common Stock), which it holds directly. Lucky Liefern may be deemed to have sole voting and dispositive power with respect to such shares of the Common Stock.
(iv)	As of the date of this Schedule 13D, Heorot may be deemed the beneficial owner of 375,000 shares of the Common Stock (approximately 0.2% of the Common Stock), which it holds directly. Heorot may be deemed to have sole voting and dispositive power with respect to such shares of the Common Stock.
(v)	As of the date of this Schedule 13D, Somerset may be deemed the beneficial owner of 8,510,638 shares of the Common Stock (approximately 4.9% of the Common Stock), which it holds directly. Somerset may be deemed to have sole voting and dispositive power with respect to such shares of the Common Stock.
(vi)	As of the date of this Schedule 13D, Allin WULF may be deemed the beneficial owner of 6,126,260 shares of the Common Stock (approximately 3.5% of the Common Stock), which it holds directly. Allin WULF may be deemed to have sole voting and dispositive power with respect to such shares of the Common Stock.

The information set forth in Item 3 above is hereby incorporated into this Item 5(c) by reference, as applicable.

(d)        Not applicable.

(e)        Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Item 3 above is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 37	Convertible Note, dated as of November 25, 2022.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 10 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 10, 2023

STAMMTISCH INVESTMENTS LLC

By:	/s/ Paul B. Prager
	Name:	Paul B. Prager
	Title:	President and Manager

PAUL B. PRAGER

/s/ Paul B. Prager

LUCKY LIEFERN, LLC

By:	/s/ Paul B. Prager
	Name:	Paul B. Prager
	Title:	Managing Member

HEOROT POWER HOLDINGS, LLC

By:	/s/ Paul B. Prager
	Name:	Paul B. Prager
	Title:	Managing Member

SOMERSET OPERATING COMPANY, LLC

By:	/s/ Paul B. Prager
	Name:	Paul B. Prager
	Title:	Managing Member

ALLIN WULF LLC

By:	/s/ Paul B. Prager
	Name:	Paul B. Prager
	Title:	President

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).